貝克·麥堅時律師事務所

14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道 10 號
和記大廈 14 樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

07026961

RECEIVED
2007 SEP 25 A 9:23

September 21, 2007

Our ref: 32002208-000004

By Hand

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

SUPPL

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Mail stop 0405-Attention to Office of International Corporate Finance (202)551-3450

Ladies and Gentlemen,

Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated September 18, 2007, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2312, 011-852-2846-2446 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

p.p. Zhenya. Wang
Joyce Ip / Vincent Wang

Encl.

PROCESSED
OCT 01 2007
THOMSON
FINANCIAL

dlw 9/27

Annex 1

A List of Documents Made Public
in connection with the Listing since our last submission on September 18, 2007:

1. Clarification Announcement by China Shipping Container Lines Company Limited, released on September 20, 2007.

中海集裝箱運輸股份有限公司

China Shipping Container Lines Company Limited*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2866)

CLARIFICATION ANNOUNCEMENT

Reference is made to the announcement of China Shipping Container Lines Company Limited (the "Company") dated 26 June 2007 regarding, amongst others, results of AGM and change in directors.

The board of directors of the Company (the "Board") would like to clarify that:

(i) Mr. Wang Daxiong, a non-executive director of the Company, has also been a director of China Merchants Bank Co., Ltd., a listed public company, since 27 March 1998;

(ii) Mr. Li Shaode, an executive director of the Company, was no longer the chairman of the board of China United Tally Co., Ltd. from 13 April 2007;

(iii) Mr. Zhang Guofa, an executive director of the Company, has also been a director and the chairman of the board of China United Tally Co., Ltd. since 13 April 2007. He is also not a director of China Shipping Air Cargo Co., Ltd.;

(iv) Mr. Yao Zuozhi, a non-executive director of the Company, was no longer a director of China Shipping Development Company Limited from 29 March 2007; and

(v) Mr. Hu Hanxiang, an independent non-executive director, has also been an independent director of China Merchants Energy Shipping Co., Ltd. since 27 December 2004 and Ningbo Marine Company Limited since 28 April 2006, both of which are listed public companies.

By order of the Board of
China Shipping Container Lines Company Limited
Ye Yumang
Company Secretary

Shanghai, the People's Republic of China
20 September 2007

The Board as at the date of this announcement comprises of Mr. Li Shaode, Mr. Zhang Guofa, Mr. Huang Xiaowen and Mr. Zhao Hongzhou, being executive Directors, Mr. Ma Zehua, Mr. Zhang Jianhua, Mr. Wang Daxiong, Mr. Yao Zuozhi and Mr. Xu Hui, being non- executive Directors, and Mr. Hu Hanxiang, Mr. Jim Poon (also known as Pan Zhanyuan), Mr. Wang Zongxi and Mr. Shen Kangchen, being independent non-executive Directors.

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "China Shipping Container Lines Company Limited".*

END